

Boutique Hotel

Investment Summary

Introduction

The GAEA Hotel on Secret Beach in Belize provides a blend of luxury and serenity, incorporating modern amenities and eco-friendly initiatives.. Guests can engage in activities such as snorkeling, exploring mangroves, and participating in beach yoga.



Bruce and Kameko Burdinc

About

Bruce and Kameko Burdine, Co-Founders of Gaea Hotel, are a dynamic couple involved in real estate, fundraising, and anesthesia. The GAEA Hotel is their third successful venture, leveraging their travel experiences in the international hospitality sector.

Growth Market

Boutique hotels are trendy for providing unique, personalized experiences focusing on design, aesthetics, and flexibility. They cater to travelers seeking authentic, local experiences and reflect culture and heritage, meeting modern preferences.

Unique Experience

Bruce and Kameko collaborated to create a world-class design by merging their styles and ideas. Their attention to detail, commitment to excellence, will provide their guests an unforgettable vacation experience.

Leading Caribben Destination

- Belize has become a prominent Caribbean destination
- San Pedro and Secret Beach have seen a 30% increase in visitors compared to last year

An Equity Investment

- $1,500,000
- Anyone can invest
- $2,500 minimum, no maximum
- 600 $2,500 Membership Interests
- Preferred Membership, non-voting interest
- Quarterly Distributions

How To Invest

The investment can be completed online on our self-directed portal in less than 20 minutes. The documents are completed, and the following payment types are available: Credit and Debit card (up to $5,000), ACH, and Wire Transfer, all completed on the portal.

Company Structure

Delaware LLC
Founding Members Bruce and Kameko Burdine

www.belizeboutiquefund.com/invest

Available for online investing at this site, 09/19/2024